WorldPort Communications, Inc. Announces Plans to Buy Back Common Shares and Redeem its Preferred Stock.

CHICAGO, Feb. 28, 2003 (BUSINESS WIRE) - - WorldPort Communications, Inc. (OTCBB: WRDP) announced today that it intends to make a tender offer for all of the outstanding shares of its common stock at an offer price of $0.50 per share. The Company's common stock was the subject of a recent tender offer by W.C.I. Acquisition Corp. at an offer price of $0.50 per share. That offer expired without the purchase of any shares as certain conditions were not satisfied. The Company intends its tender offer to provide liquidity to those shareholders who wish to tender their shares at the offer price. Shares of common stock which are not tendered and purchased will remain outstanding. The closing price for the Company's common stock on February 27, 2003 was $0.41.

The Company has been informed that neither The Heico Companies LLC nor J O Hambro Capital Management nor certain other stockholders, who in aggregate beneficially own 17,889,147 shares (45.8%) of the Company's common stock, would sell their shares pursuant to the Company's tender offer.

The company also announced an offer to purchase its Preferred Stock for a purchase price equal to its Stated Value plus a 7% declared dividend, for a total purchase price of $67.6 million. The terms of the Preferred Stock state that the Preferred Stock must be paid a 7% dividend prior to any distribution to the common shareholders or repurchase of common stock. The Heico Companies LLC, which holds over 99% of the outstanding Preferred Stock, has indicated to the Company that it will accept an offer to purchase its Preferred Stock.

The Company intends to continue to examine options to either invest in or acquire a new operating business or businesses or liquidate the Company. The Company has not identified a specific industry on which it intends to focus and has no present plans, proposals, arrangements or understandings with respect to the acquisition of any specific business.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF STOCK OF WORLDPORT COMMUNICATIONS, INC. WORLDPORT COMMUNICATIONS, INC. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF WORLDPORT COMMUNICATIONS, INC. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES

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AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THE SEC'S ADDRESS IS 450 5TH
STREET N.W., WASHINGTON, D.C. 29549.



Notes to Investors:

This press release contains certain statements of a forward-looking nature relating to future events or business performance. Any such statements that refer to WorldPort's future business, operating results or other non-historical facts are forward-looking and reflect WorldPort's current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or qualified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include the factors detailed in WordlPort's Annual Report on Form 10-K filed with the Securities and Exchange Commission. These statements speak as of the date of this release, and WorldPort undertakes no obligation to update these statements in light of future events or otherwise.